

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
David Reis
Chief Executive Officer
Objet Ltd.
2 Holtzman Street
Science Park, P.O. Box 2496
Rehovot 76124, Israel

> **Re: Objet Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed July 12, 2012**
> **File No. 333-182025**

Dear Mr. Reis:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

   - State your election under Section 107(b) of the JOBS Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your US GAAP information may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

<u>Legal proceedings, page 151</u>

2. We note on page 152 your disclosure regarding the letters received from two minority shareholders and former directors. With a view towards expanded disclosure, please explain to us in detail the revisions they are demanding to be made to the capitalization table appearing in your registration statement. Also, describe any other remedies they are seeking from the company.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Marc Recht, Esq.